MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2012

As at March 19, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the year ended December 31, 2012

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. This MD&A, which has been prepared as of March 19, 2013, should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2012 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, total production cost per tonne, adjusted net income, operating cash flow per share before change in working capital items, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine (“Caylloma”) in southern Peru and the San Jose silver/gold mine (“San Jose”) in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading ticker symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading ticker symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

2012 Highlights

Full Year Financial and Operating Highlights

Net income for the year ended December 31, 2012 (“2012”) increased by 62% to $31.5 million, compared to $19.5 million for the year ended December 31, 2011 (“2011”). The increase, in spite of an 11% lower silver price, reflects the contribution of San Jose in its first full year of production, and a lower effective income tax rate.

Cash generated by operating activities, before changes in working capital, increased by 59% to $62.2 million attributed to San Jose’s strong cash margins and a lower cash tax rate.

Basic earnings per share for the year rose by 56% to $0.25 (2011: $0.16). Operating cash flow per share, before changes in working capital items, increased by 56% to $0.50 (2011: $0.32) (Refer to non-GAAP financial measures).

In 2012, sales were comprised of silver and gold, 67% and 17%, respectively, compared to the prior year of 65% and 6%, respectively.

Silver production increased by 60% to 3,987,757 ounces (2011: 2,486,655 ounces) and gold production rose by 199% to 20,699 ounces (2011: 6,917 ounces), exceeding annual guidance by 8% for silver and 19% for gold.

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $5.96, compared to $0.25 in 2011.  The higher cost was primarily at Caylloma, due to higher unit cash costs, higher refining charges, and lower by-product credits. (Refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 2

Fourth Quarter Highlights and Recent Developments

Fourth quarter net income was $8.5 million, compared to a net loss of $1.8 million a year ago. Cash generated by operating activities, before changes in working capital, increased by 35% over the prior period to $11.9 million. The increase in net income and cash generation was driven by higher sales at San Jose,  lower effective income tax rate, and lower cash tax rate.

Basic earnings per share for Q4 2012 improved to $0.07, compared to a $0.01 loss per share in Q4 2011. Operating cash flow per share, before change in working capital items, increased by 43% to $0.10, compared to $0.07 in Q4 2011 (Refer to non-GAAP financial measures).

Compared to the third quarter of 2012, cash generated by operating activities, before changes in working capital, decreased by $8.1 million to $11.9 million primarily due to lower sales of $5.9 million driven by lower final sales adjustments of $3.5 million, changes in concentrate inventory, and lower head grades at San Jose, and to higher unit cash cost at Caylloma with an impact of $1.3 million.

Silver production increased by 11% to 1,010,730 ounces (Q4 2011: 913,803 ounces), while gold production rose by 5% to 4,368 ounces (Q4 2011: 4,153 ounces).

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $8.85, compared to $5.20 in Q4 2011, due to higher cash cost per ounce at both Caylloma and San Jose. The main increase comes from San Jose, where unit costs were much lower in Q4 2011 as low cost development ore were consumed by the plant during the first quarter of commercial production.  Compared to Q3 2012, consolidated cash cost per ounce of payable silver, net of by-product credits increased by 44% in Q4 2012 due to lower silver and gold head grades at San Jose.

Management Change

The Company appointed Robert Brown as Vice-President, Corporate Development effective August 1, 2012.

Mine Accident

It is with great sorrow the Company informs that on January 2, 2013, an electrical accident claimed the life of a contractor at the San Jose mine.

2013 Outlook and Guidance

Production Guidance

For 2013, the Company forecasts production of 4.4 million ounces of silver and 23,300 ounces of gold, an increase of 10% and 13%, respectively over 2012, or 5.7 million silver equivalent ounces (using $30/oz silver and $1,700/oz gold).

Management’s Discussion and Analysis Page - 3

Mine	Silver (M ox)	Gold (k oz)	CAPEX ($ millions)	Cash Cost (*) ($/t)
San Jose, Mexico	2.4	20.6	22.0	70.4
Caylloma, Peru	2.0	2.7	30.7	96.0
Total	4.4	23.3	52.7	-

(CAPEX refers to capital expenditure)

For 2013, the Company projects zinc and lead production of 25.1 million pounds and 19.4 million pounds, respectively, an increase over 2012 of 9% and 12%, respectively.

Cash cost quarterly guidance

Mine	Q1	Q2	Q3	Q4	2013
	($/t)	($/t)	($/t)	($/t)	($/t)	($/0z)
San Jose	76	78	67	65	70	2.90
Caylloma	96	97	95	95	96	7.70
Consolidated						5.00

*Note: Cash cost per tonne (“$/t”) includes all on-site direct and indirect production costs, community relations expenses, concentrate transportation and corporate management fees. It excludes government royalties and workers participation. Cash cost per ounce (“$/oz”) is net of by-product credits.

Cash cost at San Jose for 2013 is expected to decrease by 5% over the 2012 cost of $74.10 per tonne, as mine throughput rises on completion of development activities. Cash cost at Caylloma for 2013 is expected to increase by 10% over the 2012 cost of $87.28 per tonne, due to higher wages, contractor tariffs, and operational items such as higher ground support in level 6 of the Animas and Bateas veins, and increased diesel energy generation. The forecast for 2013 incorporates certain cost containment measures taken by the Company, such as investments required to eliminate energy restrictions from the power grid.

San Jose Mine

In 2013, San Jose is expected to process 451,000 tonnes of ore grading 186 g/t silver and 1.60 g/t gold. Capital expenditures for the year are estimated to be $22.0 million. The mill expansion to 1,500 tonnes per day (“tpd”) from 1,000 tpd is on track to be commissioned at the beginning of third quarter. Major capital expenditures include:

•

Mine development: $5.7 million

•

Plant expansion: $9.1 million

•

Tailings dam expansion: $4.4 million

Caylloma Mine

Caylloma is expected to process 464,100 tonnes of ore grading 170 g/t silver and 0.40 g/t gold in 2013. Capital expenditures are estimated to be $30.7 million, including the following major items:

Management’s Discussion and Analysis Page - 4

•

Mine development: $7.6 million

•

Camp infrastructure: $8.6 million

•

Tailings dam expansion: $3.6 million

•

Power grid: $4.8 million

Brownfields Exploration

The Company´s brownfields exploration budget for 2013 is estimated at $14.2 million: $7.5 million will be spent at San Jose and $6.7 million at Caylloma.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS						YEAR TO DATE RESULTS
	Three months ended December 31,						Years ended December 31,
	2012			2011			2012			2011
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (Oz)	519,549	491,181	1,010,730	536,426	377,377	913,803	2,038,579	1,949,178	3,987,757	2,008,488	478,167	2,486,655
Gold (Oz)	514	3,854	4,368	591	3,562	4,153	2,781	17,918	20,699	2,393	4,524	6,917
Lead (000's lb)	4,936	-	4,936	4,396	-	4,396	17,886	-	17,886	19,678	-	19,678
Zinc (000's lb)	6,135	-	6,135	5,688	-	5,688	22,396	-	22,396	23.425	-	23,425
Copper (000's lb)	-	-	-	-	-	-	48	-	48	36	-	36
Production cash cost (US$/oz Ag)*	9.30	8.38	8.85	6.48	3.34	5.20	8.07	3.76	5.96	(0.78)	4.69	0.25

* Net of by-product credits

Silver and gold production for the year ended December 31, 2012, totaled 3,987,757 ounces and 20,699 ounces, respectively, exceeding by 8% and 19%, respectively, the Company’s production guidance for 2012. When compared to the previous year, silver and gold production increased by 60% and 199%, respectively, as San Jose contributed its first full year of production after commissioning in September 2011.

Consolidated cash cost per ounce of payable silver

Consolidated cash cost per ounce of payable silver for 2012, net of by-product credits, was $5.96 (2011: $0.25) (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales). The higher cost was primarily at Caylloma, which increased from negative $0.78 per ounce in 2011 to $8.07 per ounce in 2012, due to higher unit cash costs (up $4.57), higher refining charges (up $1.24), and lower by-product credits (down $3.04) for an overall increase of $8.85 per ounce. This increase is in line with our forecast for 2012 (See Caylloma Mine Review and San Jose Mine Review for more detail).

Consolidated cash cost per ounce of payable silver in Q4 2012, net of by-product credits, was $8.85, compared to $5.20 in Q4 2011, due to higher cash cost per ounce at both Caylloma and San Jose. The main increase comes from San Jose, where unit costs were much lower in Q4 2011, as the mine completed its commissioning phase and started its first full quarter of commercial production. Cash cost per ounce at Caylloma was higher due to higher unit costs and refining charges.  Compared to Q3 2012, consolidated cash cost per ounce increased 44% due mainly to lower silver and gold head grades at San Jose of 7% and 20%, respectively.

Management’s Discussion and Analysis Page - 5

During the fourth quarter of 2012, the Company identified through its internal control procedures an inconsistency in San Jose’s reported cash cost per ounce of payable silver. The adjusted San Jose cash cost per ounce of payable silver is as follows: Q1 2012 $0.83, Q2 2012 $0.82, and Q3 2012 $4.81. The adjusted consolidated cash cost per ounce of payable silver is as follows: Q1 2012 $3.96, Q2 2012 $4.75, and Q3 2012 $6.15. The Company deems the adjustments not to be material. (Refer to non-GAAP financial measures).

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. Its commercial product is silver-gold concentrate. Commercial production commenced on September 1, 2011. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, metal production, and unit costs.

	San Jose Mine
	2012					2011
Mine Production	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3
Tonnes milled	369,022	98,348	91,607	92,011	87,056	116,410	87,884	28,526
Average tonnes milled per day	1,055	1,107	1,048	1,034	989	954	955	951

Silver
Grade (g/t)	188	177	191	187	198	150	159	124
Recovery %	88	88	89	88	85	85	84	89
Production (oz)	1,949,178	491,181	502,835	486,297	468,865	478,167	377,377	100,790
Gold
Grade (g/t)	1.74	1.39	1.73	1.96	1.92	1.43	1.48	1.25
Recovery %	87	88	89	88	84	85	85	84
Production (oz)	17,918	3,854	4,501	5,065	4,498	4,524	3,562	962
Unit Costs
Production cash cost (US$/oz Ag)*	3.76	8.38	4.81	0.82	0.83	4.69	3.34	9.72
Production cash cost (US$/tonne)	74.10	82.82	80.59	66.50	65.46	50.73	47.16	61.70
Unit Net Smelter Return (US$/tonne)	209.70	198.53	213.44	207.45	223.07	155.56	160.93	154.58

* Net of by-product credits

During 2012, silver and gold production at San Jose was 15% and 19%, respectively, above annual production guidance. The increased production resulted from mining higher grade ore ahead of schedule on level 1350, which contributed approximately 47% of mined ore in the period, or 160% above plan. By accelerating completion of the main access ramp and preparing levels 1350 and 1300 ahead of plan, we added operational flexibility to the mine that will help to sustain production in the face of potential ore variability and to secure the ramp-up of production to 1,500 tpd by the third quarter of 2013. Mine preparation peaked in Q4 2012 at 1,127 meters of underground development, compared to 614 meters, on average, during the first three quarters of the year. In Q4 2012, silver and gold head grades decreased compared to the first nine months of 2012 because of higher production of lower grade development ore from level 1300.

In its first full year of operation, the San Jose processing plant performed within design parameters, with silver and gold recoveries of 88% and 87%, respectively, and average ore throughput of 1,055 tpd.

Management’s Discussion and Analysis Page - 6

Cash cost per tonne of processed ore for 2012 was $74.10, or 6% above forecast as a result of accelerated mine preparation in the fourth quarter and certain non-recurring items. Cash cost per payable ounce of silver for 2012 was $3.76, net of by-product credits.

Cash cost per tonne for Q4 2012 was $82.82, or 76% above Q4 2011. The increase is mainly because of the high volume of lower cost development ore treated during Q4 2011, as the mine completed its commissioning phase and started its first full quarter of operations. Cash cost per tonne in Q4 2012 was 12% above the full year due, in part, to the acceleration of mine preparation in Q4 2012. Cash cost per payable ounce of silver in Q4 2012 was 151% above the same period a year ago because of lower unit costs in Q4 2011, as explained above. Cash cost per payable ounce of silver in Q4 2012 was $8.38, or 74% above Q3 2012, due to lower head grades in Q4 2012 (Refer to 2013 Outlook and Guidance for cost estimates for 2013).

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

On October 2012, the Company, working in collaboration with state and community authorities, completed the final two kilometers of a thirteen kilometer, eight inch diameter water pipeline connecting the Ocotlan water treatment plant with the San Jose mine site. The pipeline is delivering approximately 20% of the make-up water currently required for the San Jose mill.

Capital expenditures at San Jose in 2012 were $14.3 million, which is lower than the $30.8 million budgeted mainly due to the postponement of the dore plant project.

Caylloma Mine Review

Caylloma is an underground silver-lead-zinc mine located in southern Peru, in the Arequipa department. Its commercial products are a silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

Management’s Discussion and Analysis Page - 7

	Caylloma Mine
	2012					2011
Mine Production	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Tonnes milled	462,222	115,522	117,386	115,870	113,444	448,866	116,363	115,574	111,992	104,937
Average tonnes milled per day	1,266	1,256	1,306	1,295	1,260	1,264	1,307	1,270	1,273	1,206

Silver
Grade (g/t)	177	176	181	181	171	171	177	186	162	158
Recovery %	77	79	77	76	78	81	81	81	82	82
Production (oz)	2,038,579	519,549	524,906	509,897	484,227	2,008,488	536,426	559,959	474,979	437,124
Gold
Grade (g/t)	0.40	0.34	0.44	0.42	0.39	0.36	0.35	0.35	0.38	0.37
Recovery %	47	40	51	50	45	46	45	43	47	48
Production (oz)	2,781	514	847	780	640	2,393	591	563	638	601
Lead
Grade (%)	1.99	2.17	1.97	1.85	1.98	2.15	1.85	2.11	2.28	2.36
Recovery %	88	90	87	86	90	93	92	92	94	92
Production (000’s lb)	17,886	4,936	4,452	4,055	4,443	19,678	4,396	4,960	5,276	5,046
Zinc
Grade (%)	2.56	2.78	2.55	2.49	2.43	2.68	2.47	2.58	2.80	2.87
Recovery %	86	87	85	84	88	88	90	88	89	87
Production (000’s lb)	22,396	6,135	5,615	5,325	5,321	23,425	5,688	5,815	6,177	5,745
Copper
Production (000’s lb)	48	-	-	48	-	36	-	-	-	36
Unit Costs
Production cash cost (US$/oz Ag)*	8.07	9.30	7.43	8.49	6.99	(0.78)	6.48	(0.48)	(4.59)	(5.93)
Production cash cost (US$/tonne)	87.28	96.80	85.14	85.55	81.58	69.12	79.68	69.96	63.49	62.50
Unit Net Smelter Return (US$/tonne)	183.29	196.29	180.94	172.95	183.63	221.01	190.95	248.63	234.61	208.58

* Net of by-product credits

Silver production for 2012 at Caylloma increased just 1% year over year because of a decrease in metallurgical recoveries of 5%, despite higher ore production (up 3%) and silver head grades (up 4%). Metallurgical recoveries were affected in 2012 by the high oxide content of ore mined in level 6 of the Animas vein, which contributed 30% of ore production during the year. In Q4 2012, the Company implemented recommendations to improve metallurgical recoveries following extensive testing conducted over several months. Positive results were achieved in November and December 2012, with silver recoveries improving to 80%, which are expected to reach 82% in 2013. Lower lead and zinc head grades and recoveries resulted in a year-over-year reduction in lead and zinc production of 9% and 4%, respectively.

Cash cost per tonne at Caylloma for 2012 was $87.28 per tonne of processed ore, an increase of 26% from 2011, but only 1% higher than forecast. The increase resulted mainly from higher contractor tariffs and labor costs. Cash cost per payable ounce of silver for 2012 was $8.07, net of by-product credits, compared to negative $0.78 in the prior year.

Cash cost per tonne for Q4 2012 was $96.80, or 21% above Q4 2011. Throughout the first three quarters of 2012, cost per tonne remained steady and below projections, however, higher costs for some items originally budgeted for 2013 were incurred in Q4 2012, resulting in costs rising 13% compared to forecast. These increases, which are reflected in the 2013 Outlook and Guidance, relate to milder inflation in contractor and transport tariffs and wages, operational items such as higher ground support in level 6 of the Animas and Bateas veins, and increased diesel energy generation as a result of constraints in the power grid. Cash cost per payable ounce of silver in Q4 2012 was $9.30, net of by-product credits, compared to $6.48 in Q4 2011.

Management’s Discussion and Analysis Page - 8

Several cost containment initiatives were or are being implemented to help offset cost pressures. These mainly relate to changes in mining methods of high-grade narrow veins that will result in less mine preparation, the concentration of operations under one single contractor, ceasing production at minor peripheral veins, and the ongoing energy project to increase access to energy from the power grid.

Capital expenditures at Caylloma were $16.8 million in 2012, compared to $25.0 million budgeted for the year. The lower expenditures were due mainly to reducing the scope and postponing refurbishment of the processing plant, postponing until 2013 the energy project, and delaying moderately the mine camp project. The new tailings facility was successfully commissioned in January 2013.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end-products at each of our operating mines.

Management’s Discussion and Analysis Page - 9

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended December 31,				Years ended December 31,
	2012		2011		2012		2011
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver Gold
Opening Inventory (t)	0	424	0	538	0	730	0	0
Production (t)	0	2,723	0	2,277	0	9,647	0	2,958
Sales (t)	0	2,682	0	2,084	0	9,915	0	2,228
Adjustment (t)	0	2	0	0	0	3	0	0
Closing Inventory (t)	0	466	0	730	0	466	0	730
Zinc
Opening Inventory (t)	589	0	273	0	305	0	258	0
Production (t)	5,351	0	4,964	0	19,588	0	20,569	0
Sales (t)	5,435	0	4,920	0	19,394	0	20,490	0
Adjustment (t)	15	0	-12	0	23	0	-32	0
Closing Inventory (t)	521	0	305	0	521	0	305	0
Lead
Opening Inventory (t)	261	0	232	0	255	0	191	0
Production (t)	4,155	0	3,599	0	14,803	0	15,767	0
Sales (t)	4,011	0	3,590	0	14,820	0	15,760	0
Adjustment (t)	37	0	14	0	204	0	58	0
Closing Inventory (t)	443	0	255	0	443	0	255	0
Copper
Opening inventory (t)	9	0	4	0	4	0	29	0
Production (t)	0	0	0	0	97	0	80	0
Sales (t)*	0	0	0	0	0	0	104	0
Adjustment (t)	-9	0	0	0	-101	0	-1	0
Closing Inventory (t)	0	0	4	0	0	0	4	0

* Copper concentrate sold as lead concentrate

Management’s Discussion and Analysis Page - 10

Property Option Agreements

Mario and Don Mario Properties (“Mario project”)

During the second quarter of 2012, upon completion of a 7,000 meter Phase I drill program at the Mario and Don Mario Properties (“Mario project”), the Company determined the program was not successful in demonstrating the potential to meet the minimum target size established for the project and the Company abandoned its interest in the Mario property resulting in a write-off of $3.9 million.

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property and making staged annual payments totalling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by the January 15, 2013; and,

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at December 31, 2012, the Company had issued 23,174 common shares of the Company, with a fair market value of $0.10 million and paid $0.10 million cash according to the terms of the option agreement.

Subsequent to December 31, 2012, on January 15, 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and on January 14, 2013 paid $0.05 million cash according to the terms of the option agreement.

Management’s Discussion and Analysis Page - 11

Taviche Property

In 2010, the Company included the idle plant in Taviche as part of the San Jose mine plant as it was more likely than not that the idle plant could be used to treat excess ore from San Jose or from surrounding areas where the company was conducting exploration. On September 1, 2011, the San Jose mine plant commenced commercial production and in the fourth quarter of 2011, achieved an average of 955 tonnes milled per day with the San Jose plant having sufficient capacity for the production. In the fourth quarter of 2011, management reassessed the usability of the idle plant and in conjunction, obtained an independent third party appraisal of various assets acquired under an asset purchase agreement dated 2007 related to the Taviche property.

Management used the fair value less cost to sell method to determine the recoverable amount of the idle plant. Based upon an independent appraisal of the assets, which is in accordance with fair value less cost to sell, the Company took an impairment charge, in 2011, of $1.89 million that comprised of the following impairments: $1.08 million on the tailing dam, $0.14 million on the mine infrastructure, and $0.67 million on equipment, machinery, and buildings. As at December 31, 2011, the net book value of assets related to the Taviche property for machinery and equipment amounted to $0.36 million.

Taviche Oeste Concessions

Subsequent to December 31, 2012, on February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement (the “Option”) with Plata Pan American S.A. de C.V. (“Plata”) (a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in 6,254 hectare Taviche Oeste Concessions (“concessions”) immediately surrounding the San Jose Mine in Oaxaca, Mexico. The Company made a cash payment of $4.0 million. Once a production decision is made to develop ore from the concessions, the Company, through its wholly owned subsidiary, Cuzcatlan, will purchase the remaining 45% undivided interest in the property for $6.0 million. Plata will retain a 2.5% net smelter royalty on ore production from this property.

San Luisito Concessions

Subsequent to December 31, 2012, in February 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) with a third party on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $0.05 million. Further payments due are as follows: August 26, 2013 $0.15 million, February 24, 2014 $0.40 million, February 24, 2015 $1.0 million, February 26, 2016 $1.4 million, and February 26, 2017 $12 million. The third party will retain a 2% net smelter royalty on ore produced from this property.

Annual Financial Results

	Years Ended December 31,
Expressed in $000’s, except per share data	2012	2011	2010
Sales	161,020	110,004	74,506
Mine operating earnings	70,662	60,974	39,212
Operating income	45,168	38,065	27,728
Net income	31,463	19,533	16,003
Earnings per share, basic	0.25	0.16	0.15
Earnings per share, diluted	0.25	0.16	0.14

Total assets	316,983	271,642	233,871
Leases and long term liabilities	2,250	2,764	3,166

Management’s Discussion and Analysis Page - 12

For the year ended December 31, 2012, net income increased by 62% to $31.5 million, compared to $19.5 million in 2011. Mine operating earnings increased by 16% to $70.7 million (2011: $61.0 million) and cash flow from operations, before changes in working capital, rose by 59% to $62.2 million (2011: $39.1 million).

The increase in net income reflects the contribution of San Jose, which commenced commercial operations in September 2011, and a lower effective tax rate, which reduced income taxes by $5.0 million. The full benefit of San Jose was tempered by lower sales and operating margins at Caylloma than in 2011. Caylloma was affected by higher treatment and refining charges and lower base metals sold (down $5.5 million), by lower prices for and, in turn, sales of silver and base metals (down $12.5 million), and an increase in unit cash cost year over year of 26%. However, cash flow from operations before changes in working capital, increased, as did cash flow margins (cash flow from operations, before changes in working capital, over sales), which increased to 39% in 2012 from 36% in 2011 as a result of strong margins at San Jose and a lower cash tax rate. The latter effect relates mainly to San Jose, which incurred no taxes during the year ended December 31, 2012.

Basic earnings per share increased by 56% to $0.25 in 2012, compared to $0.16 in 2011. Operating cash flow per share, before change in working capital items, increased by 56% to $0.50 (2011: $0.32) (Refer to non-GAAP financial measures).

Sales for 2012 increased by 46% to $161.0 million (2011: $110.0 million) primarily because of the contribution from San Jose of $77.3 million (2011: $12.3 million). In respect to metals, higher sales of silver and gold (up 71% and 303%, respectively) were partially offset by lower prices for silver, lead, and zinc (down 11%, 15%, and 12%, respectively), higher consolidated refining charges ($2.06/oz compared to $1.83/oz) and lower lead and zinc sales (down 9% and 5%, respectively).

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale.

Management’s Discussion and Analysis Page - 13

	YEAR TO DATE RESULTS
	Years ended December 31,
	2012			2011
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales (US$)	82,226,303	79,161,972	161,388,274	97,518,505	12,665,147	110,183,652
Adjustments (US$)*	1,470,935	(1,839,272)	(368,338)	221,116	(400,610)	(179,495)
Sales (US$)	83,697,237	77,322,699	161,019,936	97,739,620	12,264,536	110,004,157

Silver
Provisional Sales (oz)	1,975,984	1,984,902	3,960,886	1,976,301	338,852	2,315,153
Realized Price (US$/oz)**	30.98	30.84	30.91	35.00	31.95	34.83
Net Realized Price (US$/oz)***	26.96	27.83	27.40	31.91	26.29	31.09
Gold
Provisional Sales (oz)	2,452	18,524	20,976	2,130	3,069	5,199
Realized Price (US$/oz)**	1,667.47	1,657.14	1,648.83	1,560.59	1,680.93	1,631.39
Net Realized Price (US$/oz)***	1,321.92	1,291.80	1,295.32	1,116.09	1,224.19	1,179.90
Lead
Provisional Sales (000’s lb)	17,662	-	17,662	19,460	-	19,460
Realized Price (US$/lb)**	0.94	-	0.94	1.10	-	1.10
Net Realized Price (US$/lb)***	0.63	-	0.63	0.86	-	0.86
Zinc
Provisional Sales (000’s lb)	22,049	-	22,049	23,107	-	23,107
Realized Price (US$/lb)**	0.88	-	0.88	1.00	-	1.00
Net Realized Price (US$/lb)***	0.66	-	0.66	0.66	-	0.66
Copper
Provisional Sales (000’s lb)	-	-	-	47	-	47
Realized Price (US$/lb)**	-	-	-	4.25	-	4.25
Net Realized Price (US$/lb)***	-	-	-	2.65	-	2.65

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Cost of sales for 2012 increased by 84% to $90.4 million (2011: $49.0 million). The increase is primarily attributable to the contribution by San Jose of $39.1 million (2011: $6.8 million) as results for San Jose in 2012 reflect a full year versus four months in 2011, and to a 26% higher unit production cash costs per tonne of processed ore at Caylloma (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

	Expressed in $ millions
	Years ended December 31,
	2012			2011
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 40.9	$ 27.5	$ 68.4	$ 34.0	$ 4.7	$ 38.6
Depletion and depreciation	8.9	11.6	20.5	6.9	2.1	9.1
Royalty expenses	1.5	-	1.5	1.3	-	1.3
	$ 51.3	$ 39.1	$ 90.4	$ 42.2	$ 6.8	$ 49.0

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Management’s Discussion and Analysis Page - 14

Selling, general and administrative expenses for 2012 increased by 4% to $20.5 million (2011: $19.8 million). The increase is primarily attributable to an increase of $2.4 million in Cuzcatlan general and administrative expenses as commercial production at San Jose commenced September 1, 2011, to a $1.6 million increase in corporate general and administrative expenses as a result of higher salaries and professional fees related to the growth of the Company, and offset by a $2.6 million decrease in share-based payments. The decrease in share-based payments is attributed to the decline in the fair value of restricted share units and deferred share units. Shared-based payments related to vesting of granted instruments, excluding the mark-to-market effect, amounted to $3.2 million during the year.

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses such as salaries and other payroll related costs for executive, administrative, legal, financial, information technology, human and organizational development, and procurement functions, as well as professional service fees.

	Expressed in $ millions
	Year ended December 31,
	2012	2011
Corporate general and administrative expenses	$11.6	$10.0
Bateas general and administrative expenses	3.2	3.4
Cuzcatlan general and administrative expenses	3.3	0.9
Foreign exchange	(0.1)	0.1
Share-based payments	2.2	4.8
Workers’ participation	0.3	0.6
	$20.5	$19.8

Exploration and evaluation costs for 2012 decreased to $0.8 million (2011: $1.7 million).

	Expressed in $ millions
	Year ended December 31,
	2012	2011
Share-based payments	$0.1	$-
Salaries, wages, and benefits	0.5	0.9
Direct costs	0.2	0.8
	$0.8	$1.7

Net loss (gain) on commodity contract for 2012 was $0.3 million loss compared to a $0.5 million gain in 2011. The loss is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Write-off of mineral properties costs for 2012 was $3.9 million (2011: nil) and relates to the write-off of exploration costs for the Mario project.

Impairment of mineral properties, plant and equipment for 2012 was nil. This compares to an impairment charge in 2011 of $1.9 million related to the Taviche property comprised of: $1.1 million on the tailings dam, $0.1 million on mine infrastructure, and $0.7 million on equipment, machinery, and buildings.

Management’s Discussion and Analysis Page - 15

Interest income for 2012 decreased by 25% to $0.6 million (2011: $0.8 million) primarily due to a reduction in cash balances.

Interest expense for 2012 remained unchanged at $0.6 million (2011: $0.6 million). Expenses for 2012 result from the accretion of the decommissioning and restoration of the San Jose property, offset by a reduction in interest on leases.

Income taxes for the year decreased by 27% to $13.8 million (2011: $18.8 million).  The effective tax rate for the years ended December 31, 2012 and 2011 was 30.43% and 49.05%, respectively. The change in the effective tax rate was primarily attributable to the geographical mix of income and the impact of foreign exchange on the tax basis on non-monetary assets.

The income tax provision comprised $5.5 million (2011: $14.6 million) of current income tax expense arising mainly from our Peruvian operations and $8.3 million (2011: $4.2 million) of deferred income tax expense arising from our Peruvian and Mexican operations.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2012:

	Quarters ended
Expressed in $000’s, except per share data	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Sales	37,895	43,835	38,689	40,601	31,047	32,543	24,528	21,886
Mine operating earnings	13,264	19,239	17,078	21,081	13,265	19,811	14,847	13,052
Operating income	7,976	12,262	8,397	16,533	4,436	14,886	10,667	8,076
Net income (loss)	8,472	8,026	3,854	11,111	(1,756)	10,309	6,199	4,781
Earnings per share, basic	0.07	0.06	0.03	0.09	(0.01)	0.08	0.05	0.04
Earnings per share, diluted	0.07	0.06	0.03	0.09	(0.01)	0.08	0.05	0.04

Total assets	316,983	304,612	288,686	280.825	271,641	270,289	253,350	242,566
Leases and long term liabilities	2,250	2,766	1,658	2,237	2,764	2,873	2,988	3,384

Sales growth from Q1 2011 to Q4 2012 reflects the surge in silver price since the beginning of 2010 and the commencement of commercial production at San Jose starting in September 2011.

The following table provides the realized prices from sales for the past eight quarters and the years ended December 31, 2012 and 2011:

Management’s Discussion and Analysis Page - 16

Realized Prices from Sales

	2012					2011
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1
Silver
Realized Prices Silver (US$/oz)**
Caylloma	30.98	32.56	29.96	29.40	32.19	35.00	32.09	38.33	37.88	30.94
San Jose	30.84	32.73	30.29	28.89	31.90	31.95	31.57	37.96	-	-
Consolidated	30.91	32.64	30.11	29.12	32.05	34.83	31.98	38.70	37.88	30.94

Net Realized Prices Silver (US$/oz)***
Caylloma	26.96	28.30	26.06	25.66	27.99	31.91	28.58	35.28	34.86	28.26
San Jose	27.83	29.71	27.35	26.02	28.63	26.29	25.95	31.59	-	-
Consolidated	27.40	29.01	26.67	25.86	28.30	31.09	27.59	35.15	34.86	28.26

Gold
Realized Prices Gold (US$/oz)**
Caylloma	1,667.47	1,714.36	1,660.62	1,603.01	1,680.97	1,560.59	1,694.98	1,682.50	1,487.72	1,380.01
San Jose	1,657.14	1,707.87	1,667.93	1,598.37	1,663.73	1,680.93	1,675.70	1,763.44	-	-
Consolidated	1,648.83	1,718.91	1,661.73	1,598.54	1,656.09	1,631.39	1,673.38	1,703.29	1,487.72	1,380.01

Net Realized Prices Gold (US$/oz)***
Caylloma	1,321.92	1,206.60	1,382.27	1,318.12	1,332.77	1,116.08	1,245.13	1,153.99	1,063.98	1,000.52
San Jose	1,291.80	1,279.55	1,288.74	1,269.71	1,333.49	1,224.19	1,221.05	1,273.67	-	-
Consolidated	1,295.32	1,271.81	1,302.14	1,274.62	1,333.40	1,179.90	1,224.79	1,185.07	1,063.98	1,000.52

Lead
Realized Prices Lead (US$/lb)**
Caylloma	0.94	1.00	0.90	0.90	0.95	1.10	0.91	1.13	1.17	1.18
Consolidated	0.94	1.00	0.90	0.90	0.95	1.10	0.91	1.13	1.17	1.18

Net Realized Prices Lead (US$/lb)***
Caylloma	0.63	0.68	0.62	0.58	0.63	0.86	0.67	0.89	0.92	0.94
Consolidated	0.63	0.68	0.62	0.58	0.63	0.86	0.67	0.89	0.92	0.94

Zinc
Realized Prices Zinc (US$/lb)**
Caylloma	0.88	0.89	0.86	0.88	0.92	1.00	0.86	1.01	1.03	1.09
Consolidated	0.88	0.89	0.86	0.88	0.92	1.00	0.86	1.01	1.03	1.09

Net Realized Prices Zinc (US$/lb)***
Caylloma	0.66	0.65	0.65	0.67	0.68	0.66	0.57	0.67	0.68	0.71
Consolidated	0.66	0.65	0.65	0.67	0.68	0.66	0.57	0.67	0.68	0.71

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to base metals in Caylloma and to gold in San Jose

Management’s Discussion and Analysis Page - 17

Fourth Quarter 2012 Financial Results

During Q4 2012, the Company generated net income of $8.5 million, compared to a net loss in the prior year of $1.8 million. Mine operating earnings remained at $13.3 million (Q4 2011: $13.3 million) while cash flow from operations, before changes in working capital, increased by 35% to $11.9 million (Q4 2011: $8.8 million).

The higher net income resulted mainly from higher sales at San Jose, lower income taxes in the quarter comprising a $6.4 million reduction of deferred tax provision, and a one-time $1.9 million write-off of the Taviche idle plant that was recorded in the prior year. The full contribution of San Jose was curtailed by a $1.3 million negative final assay adjustment to sales and by higher costs related to accelerated mine preparation prior to the mine’s expansion. Mine operating earnings remained flat due to lower results from Caylloma, which were affected by higher depletion and depreciation charges, an inventory build-up, and a rise in unit cash cost, reflecting the trend of our cost guidance for 2013.

The increase in cash flow from operations, before changes in working capital, reflects the positive contribution of San Jose to cash margins as well as lower cash tax rate in the period.

Basic earnings per share for Q4 2012 was $0.07 (Q4 2011: $0.01 loss). Operating cash flow per share, before change in working capital items, was $0.10 (Q4 2011: $0.07) (Refer to non-GAAP financial measures).

Sales for Q4 2012 increased by 22% to $37.9 million (Q4 2011: $31.0 million). The increase is due primarily to the contribution from San Jose of $16.7 million (Q4 2011: $11.4 million). In respect to metals, the sales increase was driven by higher provisional sales of silver, gold, and zinc, up 11%, 21%, and 12%, respectively, and partially offset by $1.3 million of negative assay adjustments at San Jose.

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale.

Management’s Discussion and Analysis Page - 18

	QUARTERLY RESULTS
	Three months ended December 31,
	2012			2011
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales (US$)	20,980,783	18,707,113	39,687,896	21,742,179	11,792,088	33,534,267
Adjustments (US$)*	223,218	(2,016,662)	(1,793,444)	(2,086,580)	(400,610)	(2,487,190)
Sales (US$)	21,204,001	16,690,451	37,894,452	19,655,599	11,391,478	31,047,077

Silver
Provisional Sales (oz)	466,492	469,858	936,350	526,096	318,593	844,689
Realized Price (US$/oz)**	32.56	32.73	32.64	32.09	31.57	31.98
Net Realized Price (US$/oz)***	28.30	29.71	29.01	28.58	25.95	27.59
Gold
Provisional Sales (oz)	440	3,710	4,150	530	2,886	3,416
Realized Price (US$/oz)**	1,714.36	1,707.87	1,718.91	1,694.98	1,675.70	1,673.38
Net Realized Price (US$/oz)***	1,206.60	1,279.55	1,271.81	1,245.13	1,221.05	1,224.79
Lead
Provisional Sales (000’s lb)	4,698	-	4,698	4,340	-	4,340
Realized Price (US$/lb)**	1.00	-	1.00	0.91	-	0.91
Net Realized Price (US$/lb)***	0.68	-	0.68	0.67	-	0.67
Zinc
Provisional Sales (000’s lb)	6,223	-	6,223	5,565	-	5,565
Realized Price (US$/lb)**	0.89	-	0.89	0.86	-	0.86
Net Realized Price (US$/lb)***	0.65	-	0.65	0.57	-	0.57

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose.

Cost of sales for Q4 2012 increased by 39% to $24.6 million, compared to $17.8 million in Q4 2011. The increase is primarily attributable to higher concentrate sales and unit cash costs at both San Jose and Caylloma. Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales.

	Expressed in $ millions
	Three months ended December 31,
	2012			2011
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 11.3	$ 8.1	$ 19.4	$ 9.6	$ 4.0	$ 13.6
Depletion and depreciation	2.8	2.0	4.8	1.8	2.0	3.8
Royalty expenses	0.4	-	0.4	0.4	-	0.4
	$ 14.5	$ 10.1	$ 24.6	$ 11.8	$ 6.0	$ 17.8

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Management’s Discussion and Analysis Page - 19

Selling, general and administrative expenses for Q4 2012 decreased by 12% to $5.1 million (Q4 2011: $5.9 million). The decrease is primarily attributable to lower share-based payments of $0.9 million and foreign exchange of $0.3 million, offset by higher general and administrative expenses in Cuzcatlan ($0.1 million) and corporate general and administrative expenses ($0.3 million), mainly as a result of higher salaries and professional fees related to growth of the Company. The decrease in share-based payments is attributed to the decrease in the fair value of restricted share units and deferred share units. Shared-based payments related to vesting of granted instruments, excluding the mark-to-market effect, amounted to $1.0 million during the quarter.

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses such as salaries and other payroll related costs for executive, administrative, legal, financial, information technology, human and organizational development, and procurement functions, as well as professional service fees.

	Expressed in $ millions
	Three months ended December 31,
	2012	2011
Corporate general and administrative expenses	$3.2	$2.9
Bateas general and administrative expenses	0.8	0.8
Cuzcatlan general and administrative expenses	0.8	0.7
Foreign exchange	(0.1)	0.2
Share-based payments	0.3	1.2
Workers’ participation	0.1	0.1
	$5.1	$5.9

Exploration and evaluation costs for Q4 2012 decreased by 75% to $0.2 million (Q4 2011: $0.6 million).

	Expressed in $ millions
	Three months ended December 31,
	2012	2011
Salaries, wages, and benefits	0.1	0.3
Direct costs	0.1	0.3
	$0.2	$0.6

Net loss on commodity contract for Q4 2012 was nil compared to a loss of $0.4 million in Q4 2011, which is related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Interest income for Q4 2012 remained flat at $0.2 million (Q4 2011: $0.2 million), as cash balances were reduced.

Interest expense for Q4 2012 remained unchanged at $0.1 million (Q4 2011: $0.1 million).

Income taxes for Q4 2012 decreased by 108% to a recovery of $0.5 million (Q4 2011: $6.2 million expense). The change was primarily attributable to the impact of foreign exchange on the tax basis on non-monetary assets.

Management’s Discussion and Analysis Page - 20

Income tax provision is comprised of $1.7 million (Q4 2011: $1.9 million) of current income tax expense, arising mainly from our Peruvian operations, and a $2.2 million recovery (Q4 2011: $4.3 million expense) of deferred income tax arising from our Peruvian and Mexican operations.

Non-GAAP Financial Measures

Adjusted Net Income (non-GAAP financial measure)

	Expressed in $ millions
	Years ended December 31,
	2012	2011
NET INCOME FOR THE YEAR	$31.5	$19.5
Items of note, net of tax
Mark-to-Market effect on derivatives	-	(0.1)
Write-off of mineral properties	2.6	-
Impairment of mineral properties, plant and equipment	-	1.3
ADJUSTED NET INCOME FOR THE YEAR (1)	$34.1	$20.7

(1) A non-GAAP financial measure

Operating cash flow per share before change in working capital items (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011
Net income for the period	$8,472	$(1,755)	$31,463	$19,533
Items not involving cash	4,392	13,680	40,885	33,821
	$12,864	$11,925	$72,348	$53,354
Income taxes paid	(1,141)	(3,274)	(10,703)	(15,007)
Interest expense paid	(8)	(21)	(31)	(80)
Interest income received	150	155	611	837
Cash generated by operating activities before changes in working capital	$11,865	$8,785	$62,225	$39,104
Divided by
Weighted average number of shares (‘000’s)	124,412	124,090	123,585	123,295
Operating cash flow per share before change in working capital items (1)	$0.10	$0.07	$0.50	$0.32

(1) A non-GAAP financial measure

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. Management believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Management’s Discussion and Analysis Page - 21

The following tables present a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the consolidated financial statements for the past eight quarters and the years ended December 31, 2012 and 2011.

Consolidated Mine Cash Cost	Expressed in $’000’s
	2012					2011
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1

Cost of sales (1)	90,358	24,631	24,596	21,611	19,520	49,030	17,782	12,732	9,682	8,834
Add / (Subtract)
Change in concentrate inventory	430	394	(872)	(320)	1,228	2,142	415	1,168	(4)	563
Depletion and depreciation in concentrate inventory	23	(41)	227	233	(396)	(717)	(207)	(403)	22	(129)
Government royalties and mining taxes	(1,491)	(399)	(320)	(170)	(602)	(1,322)	(385)	(463)	(260)	(214)
Workers participation	(1,153)	(379)	(428)	52	(398)	(3,141)	(436)	(1,132)	(852)	(721)
Depletion and depreciation	(20,477)	(4,879)	(5,826)	(5,374)	(4,398)	(9,060)	(3,752)	(2,056)	(1,478)	(1,774)
Cash cost (A)	67,690	19,327	17,377	16,032	14,954	36,932	13,417	9,846	7,110	6,559

Cash cost (A)	67,690	19,327	17,377	16,032	14,954	36,932	13,417	9,846	7,110	6,559
Add / (Subtract)
By-product credits	(52,899)	(12,878)	(13,359)	(13,388)	(13,274)	(40,644)	(11,184)	(10,207)	(9,720)	(9,533)
Refining charges	7,790	2,051	1,986	1,849	1,904	4,308	2,242	1,015	541	510
Cash cost applicable per payable ounce ( B)	22,581	8,500	6,004	4,493	3,584	596	4,475	654	(2,069)	(2,464)

Payable ounces of silver production (C)	3,788,369	960,194	976,355	946,384	905,436	2,352,759	860,566	625,696	451,230	415,267

Cash cost per ounce of payable silver ($/oz) (B/C)	5.96	8.85	6.15	4.75	3.96	0.25	5.20	1.05	(4.59)	(5.93)

(1) Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 22

San Jose Mine Cash Cost	Expressed in $’000’s
	2012					2011
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3

Cost of sales (1)	39,126	10,090	11,184	10,147	7,705	6,794	6,005	789
Add / (Subtract)
Change in concentrate inventory	(269)	115	(384)	(957)	957	1,936	323	1,613
Depletion and depreciation in concentrate inventory	146	16	150	338	(358)	(684)	(195)	(489)
Workers participation	(41)	(41)	-	-	-	-	-	-
Depletion and depreciation	(11,616)	(2,035)	(3,567)	(3,409)	(2,605)	(2,141)	(1,988)	(153)
Cash cost (A)	27,346	8,145	7,383	6,119	5,699	5,905	4,145	1,760

Total processed ore (tonnes) (B)	369,022	98,348	91,607	92,011	87,056	116,410	87,885	28,525

Cash cost per tonne of processed ore ($/t) (A/B)	74.10	82.82	80.59	66.50	65.46	50.73	47.16	61.70

Cash cost (A)	27,346	8,145	7,383	6,119	5,699	5,905	4,145	1,760
Add / (Subtract)
By-product credits	(23,146)	(4,916)	(5,800)	(6,432)	(5,998)	(5,539)	(4,313)	(1,226)
Refining charges	2,757	679	717	693	668	1,718	1,341	377
Cash cost applicable per payable ounce ( C)	6,957	3,908	2,300	380	369	2,084	1,173	911

Payable ounces of silver production (D)	1,851,718	466,622	477,694	461,981	445,421	444,695	350,960	93,735

Cash cost per ounce of payable silver ($/oz) (B/C)	3.76	8.38	4.81	0.82	0.83	4.69	3.34	9.72

Mining cost per tonne	33.43	40.36	35.51	28.84	28.26	17.37	15.03	24.57
Milling cost per tonne	17.96	17.84	20.10	15.76	18.15	14.64	15.16	13.07
Indirect cost per tonne	15.53	15.99	17.47	14.24	14.37	11.54	11.33	12.12
Community relations cost per tonne	2.09	3.52	2.33	2.29	0.02	4.47	2.27	11.24
Distribution cost per tonne	5.09	5.11	5.18	5.37	4.66	2.71	3.37	0.70
Total production cost per tonne	74.10	82.82	80.59	66.50	65.46	50.73	47.16	61.70

(1) Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 23

Caylloma Mine Cash Cost	Expressed in $’000’s
	2012					2011
	YTD	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1

Cost of sales (1)	51,232	14,541	13,412	11,464	11,815	42,236	11,777	11,943	9,682	8,834
Add / (Subtract)
Change in concentrate inventory	699	279	(488)	637	271	206	92	(445)	(4)	563
Depletion and depreciation in concentrate inventory	(123)	(57)	77	(105)	(38)	(33)	(12)	86	22	(129)
Government royalties and mining taxes	(1,491)	(399)	(320)	(170)	(602)	(1,322)	(385)	(463)	(260)	(214)
Workers participation	(1,112)	(338)	(428)	52	(398)	(3,141)	(436)	(1,132)	(852)	(721)
Depletion and depreciation	(8,861)	(2,844)	(2,259)	(1,965)	(1,793)	(6,919)	(1,764)	(1,903)	(1,478)	(1,744)
Cash cost (A)	40,344	11,182	9,994	9,913	9,255	31,027	9,272	8,086	7,110	6,559

Total processed ore (tonnes) (B)	462,222	115,522	117,386	115,870	113,444	448,866	116,363	115,574	111,992	104,937

Cash cost per tonne of processed ore ($/t) (A/B)	87.28	96.80	85.14	85.55	81.58	69.12	79.68	69.96	63.49	62.50

Cash cost (A)	40,344	11,182	9.994	9.913	9,255	31,027	9,272	8,086	7,110	6,559
Add / (Subtract)
By-product credits	(29,753)	(7,962)	(7,559)	(6,956)	(7,276)	(35,105)	(6,871)	(8,981)	(9,720)	(9,533)
Refining charges	5,033	1,372	1,269	1,156	1,236	2,590	901	638	541	510
Cash cost applicable per payable ounce ( C)	15,624	4,592	3,704	4,113	3,215	(1,488)	3,302	(257)	(2,069)	(2,464)

Payable ounces of silver production (D)	1,936,651	493,572	498,661	484,403	460,015	1,908,064	509,606	531,961	451,230	415,267

Cash cost per ounce of payable silver ($/oz) (B/C)	8.07	9.30	7.43	8.49	6.99	(0.78)	6.48	(0.48)	(4.59)	(5.93)

Mining cost per tonne	39.78	40.04	39.76	40.64	38.67	32.05	38.02	31.84	28.71	29.23
Milling cost per tonne	14.05	15.69	14.13	12.66	13.73	11.54	12.49	11.64	10.86	11.12
Indirect cost per tonne	24.83	27.82	24.29	25.13	22.00	18.80	21.92	19.80	17.44	15.70
Community relations cost per tonne	1.46	4.61	0.43	0.48	0.32	0.67	1.01	0.59	0.28	0.78
Distribution cost per tonne	7.16	8.64	6.53	6.64	6.86	6.06	6.24	6.09	6.20	5.67
Total production cost per tonne	87.28	96.80	85.14	85.55	81.58	69.12	79.68	69.96	63.49	62.50

(1) Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Liquidity and Capital Resources

Full Year Liquidity and Capital Resources

The capital of the Company consists of equity and available credit facility, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Management’s Discussion and Analysis Page - 24

The Company’s cash and cash equivalents as at December 31, 2012 totalled $58.7 million (2011: $38.7 million), and short term investments totalled $6.0 million (2011: $17.0 million).

The $20.0 million increase (2011: $31.9 million decrease) in cash and cash equivalents at December 31, 2012 is due to the cash provided by operating activities of $53.9 million, net cash used in investing activities of $33.0 million and net cash used in financing activities of $0.9 million, and the effect of exchange rate changes on cash and cash equivalents of $0.1 million. Compared to 2011, the Company’s expenditures on mineral properties, plant and equipment declined by $31.8 million and redemptions of short term investments declined by $36.4 million and cash provided by operating activities increased by $18.9 million attributable to the commissioning of San Jose mine on September 1, 2011.

Working capital for the year increased $23.5 million to $87.4 million reflecting increases in accounts receivable and other assets of $7.9 million, prepaid expenses of $0.1 million, inventories of $1.6 million, assets held for sale of $0.1 million, and decreases in due to related parties of $0.2 million, derivative liabilities of $0.1 million, provisions of $0.3 million, income tax payable of $3.7 million, current portion of long term liabilities of $1.1 million; offset by decreases in short term investments of $11.0 miilion, derivative assets of $0.1 million, due from related parties and increases in trade and other payables of 0.2 million.

During the year ended December 31, 2012, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $62.2 million (2011: $39.1 million). Changes in non-cash working capital items amounted to $8.4 million (2011: $4.1 million), and income taxes paid and interest income paid and received amounted to $10.1 million (2011: $14.3 million), resulting in net cash provided by operating activities of $53.9 million (2011: $35.0 million).

Cash used by the Company for the year ended December 31, 2012, in investing activities totalled $33.0 million (2011: $69.3 million) comprised of $11.0 million (2011: $3.7 million) net redemptions of short term investments, $0.7 million (2011:  $3.6 million) net receipts on deposits on long term assets, $0.1 million (2011: nil) proceeds on disposal of mineral properties, plant and equipment, and offset by $44.8 million (2011: $76.7 million) expenditures on mineral properties, plant and equipment.

During the year ended December 31, 2012, cash used by financing activities totalled $0.9 million (2011: provided $2.5 million) with net repayment of long term debt of $0.8 million (2011: nil), repayment of finance lease obligations of $0.8 million (2011: $1.2 million), and offset by net proceeds on the issuance of common shares of $0.7 million (2011: $3.7 million).

Fourth Quarter Liquidity and Capital Resources

During Q4 2012, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $11.9 million (Q4 2011: $8.8 million). Changes in non-cash working capital items amounted to $5.7 million (Q4 2011: $1.2 million), and income taxes paid and interest income paid and received amounted to $1.0 million (Q4 2011: $3.1 million), resulting in net cash provided by operating activities of $17.6 million (Q4 2011: $7.6 million).

Cash used by the Company in Q4 2012 for investing activities totalled $19.2 million (Q4 2011: $31.9 million), with $15.8 million (Q4 2011: $16.2 million) for expenditures on mineral properties, plant and equipment, $0.6 million (Q4 2011: $0.6 million net advances) in net receipts on deposits on long term assets, and $4.0 million (Q4 2011: $15.0 million) for net purchases of short term investments.

Management’s Discussion and Analysis Page - 25

During Q4 2012, cash used by financing activities was $0.1 million, compared to $2.0 million provided by such activities in Q4 2011, and included repayment of finance lease obligations of $0.1 million (Q4 2011: $0.2 million), offset by net proceeds on the issuance of common shares of nil (Q4 2011: $2.2 million).

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before February 6, 2013. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds have been drawn from this credit facility.

In February 2013, the Bank of Nova Scotia extended the credit facility maturity date to February 6, 2013 and then to February 27, 2013.  On March 15, 2013, the Bank of Nova Scotia extended the credit facility maturity date to March 28, 2013. No funds were drawn from this credit facility.

The Company has raised funds from two prospectus financings in 2010. The details of the expected use of proceeds and actual use of proceeds are discussed below.

Prospectus February 18, 2010 Closed March 2, 2010				Prospectus December 17, 2010 Closed December 23, 2010
	San Jose Project Financing				San Jose Project Financing**
	Expressed in CAD $ millions				Expressed in CAD $ millions
	Expected Use of Proceeds*	Actual Use of Proceeds**	Variance		Expected Use of Proceeds*	Actual Use of Proceeds**	Variance
Mine development	$ 6.7	$ 11.2	$ (4.5)	Planned expansion	$ 14.5	$ -	$ 14.5
Processing plant	16.6	30.4	(13.8)	Exploration programs	5.5	11.4	(5.9)
Tailings dam	1.9	4.4	(2.5)	Working Capital	17.7	26.3	(8.6)
Water and Infrastructure	3.0	3.5	(0.5)
Energy supply	-	2.5	(2.5)
Construction management	-	2.5	(2.5)
Total	$ 28.2	$ 54.5	$ (26.3)	Total	$ 37.7	$ 37.7	$ -
*excludes over-allotment				*excludes over-allotment
**US CAD FX rate at 1.0				** funds to be utilized post development

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. If the Company needs to access the capital markets for additional financial resources, managements believes the Company will be able to do so at prevailing market rates.

Management’s Discussion and Analysis Page - 26

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at December 31, 2012
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$ 17.3	$ -	$ -	$ -	$ 17.3
Due to related parties	0.1	-	-	-	0.1
Income tax payable	0.2	-	-	-	0.2
Long term liabilities	0.5	2.3	-	-	2.8
Operating leases	0.7	1.3	0.9	0.1	3.0
Provisions	0.5	0.5	0.5	11.3	12.8
	$ 19.3	$ 4.1	$ 1.4	$ 11.4	$ 36.2

Capital Commitments (expressed in $’000’s)

As at December 31, 2012, $5,613 of capital commitments not disclosed elsewhere in the consolidated financial statements, and forecasted to be expended within one year, includes the following: $4,280 mine and tailing dam development at the San Jose property; and, $1,333 for the tailings dam transport system, concentrator plant, electrical infrastructure renewal, and camp infrastructure at Caylloma.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine. Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract is automatically renewed every two years for a period of 10 years and expiring in 2017. Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors. These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at December 31, 2012, these obligations amounted to $13 and mature in 2013.

On May 24, 2010, the Company entered into a seven year office premise lease located in Peru. The annual rent payable on 1,717 rentable square meters for office space is as follows:

•

year one $289;

•

year two $297;

•

year three $306; and,

•

years four through seven, the lease is subject a minimum annual increase of 3% or the Consumer Price Index published by Bureau of Labor Statistics of the United States Department of Labor, whichever is higher.

Management’s Discussion and Analysis Page - 27

The lease also includes the use of additional space for mini-warehouse and parking spots, the obligation for which is $58 per annum for the first year and is subject to an annual increase of 3% as stated above until the end of the lease.  During 2011, the Company provided a security deposit of $44.

On September 30, 2012, the Company entered into a one year office premise lease in Mexico effective September 30, 2012, with an annual lease obligation of $16.

The expected payments due by period as at December 31, 2012 are as follows:

	Expected payments due by period as at December 31, 2012
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$148	$443	$306	$147	$1,044
Office premises – Peru	373	781	580	-	1,734
Office premises – Mexico	14	-	-	-	14
Total office premises	$535	$1,224	$886	$147	$2,792
Computer equipment – Peru	149	64	-	-	213
Computer equipment – Mexico	18	17	-	-	35
Total computer equipment	$167	$81	$-	$-	$248
Total operating leases	$702	$1,305	$886	$147	$3,040

Other Contingencies

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List.  The Company is currently in the process of evaluating its mining concessions which are currently included on the list and as at the date of the issuance of the financial statements an estimate of liability cannot be determined.

Management’s Discussion and Analysis Page - 28

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $585. This bank letter of guarantee expires 360 days from December 2012.

Banco Bilbao Vizcaya Argentaria, S.A. had also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals. These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012. This guarantee expired in June 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Years ended December 31,
Transactions with related parties	2012	2011
Salaries and wages [1,2]	$135	$173
Other general and administrative expenses [2]	308	292
Leasehold improvements [2]	23	93
	$466	$558

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries, wages, general and administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

Management’s Discussion and Analysis Page - 29

In January 2012, the Company issued 8,605 (2011: 6,756) common shares, at a fair market value of $5.81 (2011: $4.44) per share and paid $50 (2011: $30) cash to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

In October 2012, the Company entered into a services agreement, effective July 1, 2012, with Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company. The services agreement provides that Gold Group provides various administrative, management and other related services.

Subsequent to December 31, 2012, on January 14, 2013 the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Years ended December 31,
	2012	2011
Salaries and other short term employee benefits	$2,789	$3,492
Directors fees	388	333
Consulting fees	180	416
Share-based payments	1,629	4,398
	$4,986	$8,639

The share-based payments includes the change in the deferred share unit (“DSU”) and restricted share unit (“RSU”) fair value over each reporting period and payments made under the DSU and RSU plans and the non-cancellation of share options.

Consulting fees includes fees paid to two non-executive directors in both 2012 and 2011.

Management’s Discussion and Analysis Page - 30

c)

Year end Balances arising from Purchases of Goods/Services

	Expressed in $’000’s
Amounts due from related parties	December 31, 2012	December 31, 2011
Owing from a director and officer [3]	$-	$36
Owing from a company with common director [3]	5	-
	$5	$36

3 Owing from a director includes non-interest bearing advances to company controlled by a director of the company at December 31, 2012 and to director and officers at December 31, 2011.

	Expressed in $’000’s
Amounts due to related parties	December 31, 2012	December 31, 2011
Owing to a company(ies) with common directors [4]	$54	$205

4 2012 Owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company and 2011 to Radius.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods. Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

Management’s Discussion and Analysis Page - 31

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

Management’s Discussion and Analysis Page - 32

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks (expressed in 000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, derivative assets, trade receivable from concentrate sales, other accounts receivables, due from related parties, trade and other payables, due to related parties, and derivative liabilities approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The amortized value of long term receivables approximates their fair value as these are measured at the amortized cost using the effective interest method. The fair value of the lease and long term liabilities is $2,723 as at December 31, 2012.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•

Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has classified the determination of fair value of trade receivable concentrate sales, and derivatives as Level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Expressed in $’000’s
Financial assets (liabilities) at fair value as at December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$58,720	$-	$-	$58,720
Short term investments	6,019	-	-	6,019
Trade receivable from concentrate sales	-	15,158	-	15,158
	$64,739	$15,158	$-	$79,897

There were no changes in the levels during the year ended December 31, 2012.

Management’s Discussion and Analysis Page - 33

Expressed in $’000’s
Financial assets (liabilities) at fair value as at December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$38,730	$-	$-	$38,730
Short term investments	17,000	-	-	17,000
Trade receivable from concentrate sales	-	11,287	-	11,287
Derivatives assets	-	70	-	70
Derivatives liabilities	-	(87)	-	(87)
	$55,730	$11,270	$-	$67,000

There were no changes in the levels during the year ended December 31, 2011.

Accounts receivable includes trade receivable from concentrate sales, provisional price adjustments, and final price adjustments. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices. Resulting fair value changes to accounts receivable are through sales. Transactions involving accounts receivable are with counterparties the Company believes are creditworthy. As such, these accounts receivable are classified within Level 2 of the fair value hierarchy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices. Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the year ended December 31, 2012, there have been no changes in the classification of financial assets and liabilities in Levels 1, 2, and 3 of the hierarchy.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 34

	Expressed in ‘000’s
	December 31, 2012				December 31, 2011
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$4,231	S/.	1,389	$6,136	$18,457	S/.	1,396	$1,758
Short term investments	6,000		-	-	-		-	-
Accounts receivable and other assets	77		3,097	98,147	42		5,657	58,939
Due from related parties	-		-	-	-		4,434	-
Trade and other payables	(1,225)		(12,300)	(49,779)	(1,580)		(17,993)	(24,310)
Due to related parties	(54)		-	-	(209)		-	-
Provisions, current	-		(284)	(4,502)	-		(1,351)	(3,163)
Income tax payable	-		(326)	-	-		(10,581)	-
Leases and long term liabilities	(1,998)		-	(245)	(2,691)		-	-
Provisions	-		(19,560)	(39,323)	-		(8,079)	(17,494)
Total	$7,031	S/.	(27,984)	$10,434	$14,019	S/.	(26,517)	$15,730
Total US$ equivalent	$7,053		$(10,970)	$802	$13,745		$(9,832)	$1,125

 Based on the above net exposure as at December 31, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $784 (2011: $1,527) and a net loss of $1,130 (2011: $967).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions. These investments mature at various dates within one year. All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company’s maximum exposure to credit risk at December 31, 2012 is as follows:

	Expressed in ‘000’s
	December 31, 2012	December 31, 2011
Cash and cash equivalents	$58,720	$38,730
Short term investments	6,019	17,000
Accounts receivable and other assets	27,032	19,167
Derivative assets	-	70
Due from related parties	5	36
	$91,776	$75,003

Management’s Discussion and Analysis Page - 35

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

(Refer to Contractual Obligations for the expected payments due as at December 31, 2012.)

Derivatives

	Expressed in $ millions
	December 31, 2012		December 31, 2011

	Assets	Liabilities	Assets	Liabilities
Lead forward contracts	$-	$-	$-	$0.1
Zinc forward contracts	-	-	0.1	-
Silver forward contracts	-	-	-	-
Total	$-	$-	$0.1	$0.1

The Company occasionally enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production. As at the end of the period no such contracts are outstanding.

In 2011, the Company entered into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms. The forward sale and option contracts were settled against the arithmetic average of metal spot prices over the month in which the contract matures. No initial premium associated with these trades had been paid.

Significant Accounting Policy

Operational Mining Properties and Mine Development

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically as part of the production cost.

Management’s Discussion and Analysis Page - 36

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically, and costs of abandoned properties are written-off.

The company has made a change in estimate and commencing in the fourth quarter of 2012, the amortization on a unit-of-production basis will be over the portion of resources, in addition to the proven and probable reserves, expected to be extracted economically. The change in estimate is applied prospectively and impacts the depletion of the mineral deposit for the current and future periods.

Significant Changes in Accounting Policies including Initial Adoption

IFRS 7 Financial Instruments: Disclosures (Amendment)

The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety. The Company has adopted the amendment to IFRS 7 and the amendment did not have a material impact on the Company’s consolidated financial statements.

IAS 12 Income Taxes (Amendment)

IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis. The amendment is effective for annual periods beginning on or after January 1, 2012. The Company has adopted the amendment to IAS 12 and the amendment did not have a material impact on the Company’s consolidated financial statements.

New Accounting Standards

The Company is currently assessing the impact of adopting the new accounting standards, noted below, on our consolidated financial statements.

The following standards and amendments to existing standards have been published and are mandatory for the Company’s annual accounting periods beginning on or after July 1, 2012 or later:

i)

New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 Presentation of Financial Statements retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income (“OCI”) is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9) to the statement of income. In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

Management’s Discussion and Analysis Page - 37

ii)

New Accounting Standards Impacting on or after January 1, 2013

On May 17, 2012,  the IASB issued Annual Improvements to IFRSs: 2009-2011 Cycle, incorporating amendments to five IFRSs; IFRS 1 First-time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property, Plant and Equipment, IAS 32 Financial Statements: Presentation, IAS 34 Interim Financial Reporting. The amendments are effective for annual periods beginning on or after January 1, 2013, with early application permitted, and must be applied retrospectively.

IFRS 1 First-time Adoption of International Financial Reporting Standards (Amendment)

IFRS 1 is amended to clarify the repeated application of IFRS 1 and the treatment of borrowing costs incurred on or after the date of transition to IFRSs. This is not applicable as the company has already transitioned to IFRS.

IAS 1 Presentation of Financial Statements (Amendment)

IAS 1 is amended to clarify that only one comparative period - which is the preceding period - is required for a complete set of financial statements.

IAS 16 Property, Plant, and Equipment (Amendment)

IAS 16 is amended to clarify the classification of servicing equipment. Spare parts, stand-by equipment and servicing equipment should be classified as property, plant, and equipment when they meet the definition of property, plant, and equipment in IAS 16 and otherwise as inventory using IAS 2 Inventories.

IAS 32 Financial Instruments: Presentation (Amendment)

IAS 32 is amended to clarify that IAS 12 Income Taxes applies to the account for income taxes relating to distributions to holders of equity instruments and transaction costs of equity transactions.

IAS 34 Interim Financial Reporting (Amendment)

IAS 34 is amended to clarify that the total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for the reportable segment.

The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Management’s Discussion and Analysis Page - 38

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the application of IFRS 10 to have a significant impact on its consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities-Non-Monetary Contributions by Venturers. This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures). This standard is effective for annual periods on or after January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard. This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013.

The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013. The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, IFRS 11, and IFRS 12. The Company does not anticipate these amendments to have a significant impact on its consolidated financial statements.

Management’s Discussion and Analysis Page - 39

IAS 19 Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19, Employee Benefits, in order to improve the accounting for employment benefits.

The amendments make important improvements by:

•

eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method’ or the “deferral and amortization approach”;

•

streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

•

enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

The amendments are effective for financial years beginning on or after January 1, 2013. The Company does not anticipate the application of IFRS 13 to have a significant impact on its consolidated financial statements

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013. This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013. This standard will not have an impact on the consolidated financial statements.

iii)

New Accounting Standards Impacting on or after January 1, 2014

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

Management’s Discussion and Analysis Page - 40

iv)

New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at March 19, 2013 is 125,305,166 common shares. In addition, 6,091,610 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	1,663,651	$4.46	June 8, 2014
	2,047,542	$4.03	May 29, 2015
	200,000	$1.35	February 5, 2016
	50,000	$2.29	March 30, 2016
	10,000	$1.75	May 8, 2016
	2,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	225,000	$1.66	July 10, 2016
	10,000	$0.85	January 11, 2017
	350,000	$2.22	January 11, 2017
	184,138	$6.67	February 20, 2017
	38,000	$0.85	June 27, 2017
	380,779	$3.79	July 31, 2017
	25,000	$0.85	October 24, 2017
	250,000	$0.85	October 5, 2018
	230,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	6,091,610

Management’s Discussion and Analysis Page - 41

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form for the financial year ended December 31, 2012.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of December 31, 2012, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of December 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Management’s Discussion and Analysis Page - 42

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing to achieve full production capacity at the Company’s properties;

•

timing for completion of infrastructure upgrades related to the Company’s properties;

•

timing for delivery of materials and equipment for the Company’s properties; and

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

Management’s Discussion and Analysis Page - 43

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2011 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.edgar.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 44